UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OXFORD MEDIA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

691590103

(CUSIP Number)

May 24, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691590103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

R Sam Christensen and Alice Christensen Family Trust Dated November 27, 1990 as Amended and Restated on July 28, 1999

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,555,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,555,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.56% (1)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 691590103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Black Bear Ventures, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,400,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,400,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.59% (1)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 691590103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Black Bear Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,155,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,155,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.97% (1)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 691590103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). R Sam Christensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,555,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,555,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.56% (1)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 691590103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alice Christensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,555,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,555,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.56% ()

12.	Type of Reporting Person (See Instructions) IN

(1)          Based upon an aggregate outstanding Common Stock amount of 38,951,807 as set forth in the Issuer’s Form 10-KSB for the period ended December 31, 2006, which was filed with the SEC on April 17, 2006.

CUSIP No. 691590103

Item 1.
	(a)	Name of Issuer Oxford Media, Inc.
	(b)	Address of Issuer’s Principal Executive Offices One Technology Drive, Building H Irvine, CA 92618

Item 2.
(a)

Name of Person Filing

R Sam Christensen and Alice Christensen Family Trust Dated November 27, 1990, as Amended and Restated on July 28, 1999 (“Family Trust”)

Black Bear Ventures, LP (“Black Bear LP”)

Black Bear Ventures, LLC (“Black Bear LLC”)

R Sam Christensen

Alice Christensen

(b)

Address of Principal Business Office or, if none, Residence

As to Family Trust, R Sam Christensen and Alice Christensen:

203 Bristlecone Pines Road

Sedona, AZ 86336

As to Black Bear LP and Black Bear LLC:

1419 West 12th Place, Suite 105

Tempe, AZ 85281-5267

	(c)	Citizenship As to Family Trust and Black Bear LP: State of Washington As to Black Bear LLC State of Delaware As to R Sam Christensen and Alice Christensen: United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 691590103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 691590103

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 9 of Cover Pages
	(b)	Percent of class: See Item 11 of Cover Pages
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of Cover Pages
		(ii)	Shared power to vote or to direct the vote See Item 6 of Cover Pages
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of Cover Pages
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of Cover Pages

Black Bear LLC directly owns 1,155,000 shares of Common Stock of the Issuer.  Black Bear LLC is wholly-owned by Family Trust, which has full discretion to make voting and investment decisions on behalf of Black Bear LLC.  The two trustees of Family Trust are R Sam Christensen and Alice Christensen, each of whom have individual discretion to make voting and investment decisions on behalf of Family Trust, including with respect to shares of the Issuer.

Black Bear LP directly owns 1,400,000 shares of Common Stock of the Issuer.  The general partner of Black Bear LP is Family Trust, which has full discretion to make voting and investment decisions with respect to the shares held by Black Bear LP.  As noted above, R Sam Christensen and Alice Christensen are the two trustees of Family Trust, each of whom have individual discretion, acting as the general partner of Black Bear LP, to make voting and investment decisions on behalf of Black Bear LP, including with respect to shares of the Issuer.

Due to its ability to direct voting and investment decisions with respect to the 1,155,000 shares of the Issuer held by Black Bear LLC and its ability to direct voting and investment decisions with respect to the 1,400,000 shares of the Issuer held by Black Bear LP, Family Trust is deemed to be the beneficial owner of 2,555,000 shares of Common Stock of the Issuer.  However, Family Trust specifically disclaims beneficial ownership of such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, except to the extent of Family Trust’s actual economic interest therein.

Due to his status as co-trustee of Family Trust, and his ability to individually direct voting and investment decisions on behalf of Family Trust, R Sam Christensen is deemed to be the beneficial owner of 2,555,000 shares of the Common Stock of the Issuer.  However, R Sam Christensen specifically disclaims beneficial ownership of such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, except to the extent of Family Trust’s

CUSIP No. 691590103

actual economic interest therein.

Due to her status as co-trustee of Family Trust, and her ability to individually direct voting and investment decisions on behalf of Family Trust, Alice Christensen is deemed to be the beneficial owner of 2,555,000 shares of the Common Stock of the Issuer.  However, Alice Christensen specifically disclaims beneficial ownership of such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, except to the extent of Family Trust’s actual economic interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 691590103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007	R Sam Christensen and Alice Christensen Family Trust Dated November 27, 1990 as Amended and Restated on July 28, 1999.

/s/ R Sam Christensen
By: R Sam Christensen
Title: Co-Trustee

Black Bear Ventures, LP

Dated: May 24, 2007	/s/ R Sam Christensen
By: R Sam Christensen and Alice Christensen Family Trust Dated November 27, 1990, As Amended
Title: General Partner By: R Sam Christensen Title: Co-Trustee

Black Bear Ventures, LLC

Dated: May 24, 2007	/s/ R Sam Christensen
By: R Sam Christensen and Alice Christensen Family Trust Dated November 27, 1990, As Amended Title: Manager By: R Sam Christensen Title: Co-Trustee

Dated: May 24, 2007	/s/ R Sam Christensen
R Sam Christensen

Dated: May 24, 2007	/s/ Alice Christensen
Alice Christensen